Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

May 5, 2009

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Tuesday, May 5, 2009 at 9:00 a.m. at The Auditorium, 300 Madison Avenue, New York, New York. At this meeting, there were 722 shareholders represented in person or by proxy holding 404,830,242 Class A Limited Voting Shares (“Class A Shares”), representing 70.6% of the Corporation’s 572,987,622 issued and outstanding Class A Shares, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting by acclamation. As indicated below, each director elected at the meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Class	Director	Votes For	Proxy%	Votes Withheld	Proxy %
Class A Shareholders	Marcel R. Coutu	401,986,623	99.3	2,698,670	0.7
	V. Maureen Kempston Darkes	401,451,888	99.2	3,233,405	0.8
	Lance Liebman	401,452,949	99.2	3,232,344	0.8
	G. Wallace F. McCain	401,507,321	99.2	3,177,972	0.8
	Frank J. McKenna	401,584,039	99.2	3,101,254	0.8
	Jack M. Mintz	402,032,233	99.3	2,653,060	0.7
	Patricia M. Newson	402,065,282	99.4	2,620,011	0.7
	James A. Pattison	400,974,069	99.1	3,711,224	0.9

Management received a proxy from the holder of Class B Shares to vote all of the 85,120 Class B Shares represented by this proxy for each of the eight directors nominated for election by this class of shareholder: namely Jack L. Cockwell, J. Trevor Eyton, J. Bruce Flatt, James K. Gray, Robert J. Harding, Philip P. Lind, David W. Kerr and George S. Taylor.

Resolution Approving a New Management Share Option Plan

The resolution approving a new Management Share Option Plan, as set out in the 2009 Management Information Circular, was approved by the required majority of the holders of Class A Shares voting by way of a ballot. The results of the ballot were as follows:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	230,415,998	63.1	134,607,428	36.9

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shares	Carried	403,584,916	99.7	1,099,208	0.3
Class B Shares	Carried	85,120	100.0	Nil	Nil

Other Business

There were no other matters coming before the meeting that required a vote by either the holders of Class A Shares or Class B Shares.

Brookfield Asset Management Inc.

/s/ “Catherine J. Johnston”
Catherine J. Johnston
Corporate Secretary

Date:  May 8, 2009